August 28, 2024

Matthew Partridge
Chief Financial Officer
CTO Realty Growth, Inc.
369 N. New York Avenue, Suite 201
Winter Park, FL 32789

       Re: CTO Realty Growth, Inc.
           Form 10-K for the year ended December 31, 2023
           Filed February 22, 2024
           Form 8-K
           Filed February 22, 2024
           File No. 001-11350
Dear Matthew Partridge:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023
Consolidated Statements of Cash Flows, page F-9

1. We note you reported $102.9 million cash used for Acquisition of Real Estate and
       Intangible Lease Assets and Liabilities for the year ended December 31, 2023. Please reconcile this amount to the $80.3 million aggregate purchase price of 2023 acquisitions disclosed in Note 3.
Form 8-K filed February 22, 2024
Exhibit 99.1
2024 Guidance, page 8

2. We note your disclosure of 2024 guidance for Core FFO per diluted share and AFFO per diluted share without providing a reconciliation to the most directly comparable GAAP measure. To the extent this measure is presented in future filings, please include such reconciliation or a statement that the information could not be presented without
 August 28, 2024
Page 2

       unreasonable effort. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question
       102.10(b) of the C&DIs for Non GAAP Financial Measures. This comment is applicable to all instances where comparable forward-looking guidance is disclosed. Reconciliation of Net Debt to Pro Forma EBITDA, page 16

3. We note your description of EBITDA on page 10 and the reconciliation from Net Income
       Attributable to the Company on page 16, which include reconciling items other than interest, taxes, depreciation, and amortization. To the extent this measure in presented in future filings, please characterize the measure as something other than EBITDA, such as
       "Adjusted EBITDA." Refer to question 103.01 of the C&DIs for Non-GAAP Financial
       Measures. This comment is applicable to all instances where this non-GAAP measure is disclosed.
4. Please explain your basis for anchoring Pro Forma EBITDA on an annualized measure which only takes into account historical activity for the three months ended December 31,
       2023, rather than historical EBITDA for the twelve months ended December 31, 2023.
       This comment is applicable to all instances where this non-GAAP measure is disclosed.
Exhibit 99.2
Consistent Dividend Growth, page 13

5. You cite increasing cash flow, earnings, taxable income and free cash flow as drivers of your dividend increases. Please clarify if the "cash flow" and "earnings" cited in the left column are equivalent to the "free cash flow" and "taxable income" cited in the right column. To the extent that "cash flow" and "earnings" refer to different measures, please clarify to what specific measures of cash flow and earnings you are referring. We note that operating cash flow decreased in 2023 and income before income tax benefit
       (expense) decreased in 2022 and 2023 compared to 2021. Additionally, free cash flow is a non-GAAP financial measure. To the extent that it is used to describe your dividend paying ability, please quantify and provide all disclosures required by
Item 10(e) of
       Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kellie Kim at 202-551-3129 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction